UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

  37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

GLOBANT S.A.

FORM 6-K

On July 24, 2018, David J. Moore, an executive of the WPP plc group (“WPP”), notified Globant S.A. (the “Company”) of his decision to resign as a director of the Company, effective immediately, in light of the recently completed sale by a subsidiary of WPP of all of its shares of the Company. Mr. Moore’s resignation was not the result of a disagreement with the Company on any matter relating to its operations, policies or practices.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

	By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: July 25, 2018